111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com Edward Gilman 512.320.9266 Phone 512.542.5231 Fax tgilman@andrewskurth.com

January 15, 2010

VIA FEDERAL EXPRESS AND
EDGAR TRANSMISSION

Ms. Peggy Kim Special Counsel Office of Mergers & Acquisitions Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, D.C. 20549-3628

Re:	Green Builders, Inc. (the “Company”)
Amendment No. 1 to Schedule 13E-3 filed January 11, 2010
File No. 005-80965
Amendment No. 1 to Schedule 14C filed January 11, 2010
File No. 001-33408

Dear Ms. Kim:

On behalf of the Company, enclosed herewith for filing via EDGAR transmission is Amendment No. 2 to Schedule 13E-3 and Amendment No. 2 to Schedule 14C (together, “Amendment No. 2”).  We are in receipt of your letter dated January 15, 2010 expressing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Amendment No. 1 to Schedule 13E-3 and Amendment No. 1 to Schedule 14C.  On behalf of the Company, we hereby set forth the following response to the comments contained in the Staff’s January 15, 2010 letter.  We have set forth below in bold and italics the comments made by the Staff.  Following each comment is the Company’s response which is set forth in plain text.

Schedule 14C

General

1.
We note your response to comment two in our letter dated December 15, 2009 and your disclosure on page 28 that indicates that Mr. Wilson is the share holder who will be providing the written consent of 53.9% of the total number of shares outstanding.  Please revise throughout your disclosure to clarify that the anticipated written consent will be from Mr. Clark Wilson and that no shareholder vote is required due to his controlling ownership interest.  In addition, we note that his current ownership percentage is described as both 53.9% and 58.6%; please revise to clarify his beneficial ownership.

Company Response

In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 2 to clarify that no shareholder vote is required due to Mr. Wilson’s ownership interest in the Company’s common stock.  In addition, in Amendment No. 2 we have clarified that Mr. Wilson owns 53.9% of the issued and outstanding shares of the Company’s common stock but has beneficial ownership, including shares issuable upon the exercise of warrants and shares held by certain trusts for the benefit of Mr. Wilson’s children, of 58.6%.

Austin	Beijing	Dallas	Houston	London	New York	The Woodlands	Washington, DC

Peggy Kim
Securities and Exchange Commission

January 15, 2010

Questions and Answers about the Reverse/Forward Stock Split, page 4

Q.  What are some of the factors that the Board considered in approving….page 5

2.
We note your response to comment 12 in our letter dated December 15, 2009.  Please revise to further clarify how the second bullet supports approval of the reverse/forward stock split.  Although a large number of shareholders may have acquired their common stock prior to the 2005 merger, they appear to have made a decision to invest in Green Builders as it currently exists by continuing to hold their shares.

Company Response

The Company has revised its disclosure in Amendment No. 2 to address the Staff’s comment.

Special Factors, page 9

Structure of the Reverse/Forward Stock Split, page 9

3.
We note your response to comment 15 in our letter dated December 15, 2009 and your revised disclosure that shareholders may continue their investment by buying additional shares, if available at prices that the shareholder is willing to pay.  Please revise throughout your document, including under your procedural fairness discussion on page 23, to state that shareholders may be unable to purchase additional shares to all due to the extremely limited trading volume.

Company Response

In response to the Staff’s comment, the Company has revised Amendment No. 2 to include the requested disclosure.

On behalf of the Company and all additional filing persons, we hereby confirm that the Company and each filing person acknowledges that:

•	the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer any further questions or comments to the undersigned at (512) 320-9266.

Very truly yours,

/s/ Ted Gilman
Ted Gilman

cc:	Clark Wilson [Company]
Cindy Hammes [Company]